Exhibit 99.5

Earnings Call 1

earnings call 1

Q1 FY 2015 RESULTS

July 11, 2014

CORPORATE PARTICIPANTs

S.D. Shibulal

Chief Executive Officer

Pravin Rao

Chief Operating Officer

Rajiv Bansal

Chief Financial Officer

Gautam Thakkar

Chief Executive Officer – BPO and Executive Vice President

Sandeep Dadlani

Head - Retail, CPG, and Logistics and Executive Vice President

Srikantan Moorthy

Head - Human Resources, Infosys and Executive Vice President

ANALYSTS

Edward Caso

Wells Fargo

Ankur Rudra

CLSA

Nitin Mohta

Macquarie

Viju George

JP Morgan

Mitali Ghosh

Bank of America

Diviya Nagarajan

UBS

Yogesh Agarwal

HSBC

Sandeep Muthangi

IIFL

Ravi Menon

Centrum Broking

Sandeep Shah

CIMB

Moderator

Ladies and Gentlemen, good day and welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in a listen-only mode. There will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I now hand the conference over to Sandeep Mahindroo. Thank you. And over to you, sir.

Sandeep Mahindroo

Thanks, Inba. Hello, everyone. This is Sandeep from the Investor Relations team in Bangalore. Welcome to Infosys Q1 15 Earnings Release. Joining us today on this call is CEO and MD – S.D. Shibulal; COO -- Mr. Pravin Rao; CFO -- Mr. Rajiv Bansal, along with other members of the senior management team. We will start the call with some remarks on the performance of the company before opening up the call for questions.

Before I hand it over to the management team I would like to remind you that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to S.D. Shibulal

S.D. Shibulal

Good morning everyone.

Let me give you some highlights of our performance in Q1 FY15 and talk about what we see ahead for the rest of the year. Our revenue growth for the quarter was 2.0% on a reported basis and 1.5% on a constant currency basis. Volume growth was 2.9% with onsite volumes growing 2.2% and offshore volumes growing by 3.2%. Realization for the quarter was down by 0.4% on a reported basis and 0.8% on a constant currency basis. Pricing remains stable across most areas except for commoditized services and large deals which are price-sensitive. Onsite effort mix for the quarter was 29.2%, fairly similar to 29.4% last quarter.

Our initiatives over the last few quarters to optimize our operations resulted in utilization excluding trainees moving up to 80.1% this quarter in line with our targeted range of 80%-82%. Utilization including trainees also increased to 74.8%.

Client additions this quarter has been very strong; we added 61 new clients in Q1.

We added 11,500 employees gross during the quarter, net addition, however was only 879 as attrition continued to remain high. We have taken a number of steps to reduce attrition. These include improving predictability for employees by giving timely compensation increases this year, introducing a quarterly promotion policy to promote eligible employees quickly, increasing the variable payout over the last few quarters and introducing fast track career path for high performers. We hope to see a reduction in attrition as a result of these initiatives.

Our operating margins for the quarter were 25.1% as compared to 25.5% last quarter. This is after a $8 mn payout which we paid to Infosys Foundation. For the year, the total outlay will be app. Rs. 240 cr which will be paid during the four quarters.

EPS for the quarter was Rs.50.51 lower than Q4 last year due to the impact of compensation increase, rupee appreciation and investments in new visas. As mentioned in the last call, we have given compensation increase of 6%-7% for our offshore employees and 1%-2% for our onsite employees effective April 1st.

During Q1 we signed five large deals with a TCV of 700 mn - three deals were in Americas and one each in Europe and Rest of the World; two deals were in Manufacturing while one each was in Financial Services, Retail and Life Sciences. Majority of our large deal pipeline continues to be around restructuring of existing IT spend for our clients.

We saw another quarter of traction in Cloud, Big Data and Infrastructure Services and won over 20 new engagements in this area. Our IMS business had a very strong double-digit growth this quarter as the deals won in the earlier quarters ramped up.

We set up Edgeverve Systems Limited, a wholly owned subsidiary of Infosys. Edgeverve will help clients serve the needs of their digital consumers and leverage the power of business ecosystems. Edgeverve develops and operates Cloud-based business platforms and products for our global clients across geo and verticals, offering these on a ‘pay-as-you-use’ service.

Overall demand environment remains largely stable. Based on what we delivered in Q1 and our expectations for the rest of the year, we have retained the revenue guidance at 7-9% for FY 15.

Before I conclude, this will be the last time I will be speaking on this platform. I took over in August 2011 amidst a very challenging environment. Infosys was faced with several external and internal challenges during that period. Externally we were just coming out of an economic crisis and macroeconomic conditions were uncertain and volatile. Our clients were tentative. On the legal and regulatory front we were dealing with employee retaliation cases, investigation by the US Attorneys’ Office and the US Department of Homeland Security’s relating to visa matters. We were also faced with a trailing business momentum. We were in the midst of the Infosys 3.0 transformation and a new organizational structure in place. We had not applied for adequate visas in FY’12 which resulted in higher sub contractors cost as well as higher onsite cost. We were in the midst of the compliance process revamp.

Today, these challenges are behind us. In FY 14 we completed a civil settlement that concluded the investigation by the US Attorneys’ Office. A US court dismissed the lawsuit filed by the employee and other lawsuits were settled or dismissed.

We have aggressively moved ahead in our Infosys 3.0 strategic direction. Our transformation to Infosys 3.0 is complete and well understood. We renewed our focus on strategic sourcing deals to regain lost ground in the BITS space. As I said, we have closed five large opportunities this quarter, amounting to $700 mn of TCV. We made a strategic acquisition of Lodestone to bolster our presence in Consulting in Europe. Our brand has remained intact during this challenging time. We have not lost a single client due to these challenges. We doubled our revenue growth in FY 14 compared to FY 13 and reduced the gap between our growth rate and the industry growth rate.

I firmly believe that Infosys today is stronger than what it was a few years back. By investing in emerging areas like infrastructure services, emerging technologies and newer markets like Continental Europe, we have established a foundation that will take Infosys to greater heights. I wish Vishal and his team the very best in capitalizing on the opportunities that lie ahead.

Before I sign off I would like to take this opportunity to thank all of you for your continuous support, trust and affection that you have extended to us over the years. I would also like to take this opportunity to thank our clients, employees, vendors and other stakeholders. I have enjoyed interactions with all of you over the years and learned immensely from them. Thank you once again.

With that let me now pass on to Pravin to talk about different business segments.

Pravin Rao

Thank you, Shibu. Hello, everyone.

I will take you through the various business segments. In Financial Services, risk & compliance, infrastructure modernization, digital enterprise and vendor consolidation are the key spending drivers. In Capital Markets, there is a huge focus to cut mid and back office cost. Clients for increasingly looking at innovative deals like converting capex to opex or deals with committed savings. Spending challenges however remain for US banks with many of the discretionary projects being placed on hold or canceled. As a result growth is expected to be muted in both consumer and commercial banking for large banks though wealth and investment management are expected to grow. Client spending in Europe is however stable. Overall deal activity in the sector is slightly better than last quarter.

Coming to insurance, most of the spend is towards regulatory and digital transformation. We are also witnessing increased spend in security in cards and payment segment. Though the growth in quarter was flat, we had a better pipeline exiting the quarter compared to the beginning of the quarter with new deals having come up for re-bid. Spending in this sector is mostly in the areas of annuity testing, maintenance and legacy migration.

Spend in Retail and CPG is a mixed bag. Retailers are spending on omni-channel, cloud, digital transformation, and infrastructure optimization. CPG companies are investing in core modules of SAP and areas like trade promotion. Budgets are under pressure and focus is on increasing ROI. Leadership changes in few clients have slowed down decision making but also providing newer opportunity as client seeks newer delivery models. Deal pipeline has improved on the back of creating deals proactively and taking them to the client.

Business momentum remains stable in manufacturing. We see demand in ERP lead transformation, digital transformation, analytics and infrastructure consolidation. Spending in auto is healthy, under pressure in aero space and flattish in both hi-tech and industrial manufacturing. Discretionary spending remains low in some of our large hi-tech clients. In Americas we are seeing deals around both discretionary and non-discretionary whereas in Europe, spend is more towards consolidation and renewal of old contracts. Deal pipeline is better in Europe especially in infrastructure deals while decision cycles remains similar to last quarter.

In telecom clients continue to grapple with top line challenges which are causing significant budget cuts in some of our large clients. Consolidation within the industry is also likely to create growth challenges especially in the second half of the year. There are opportunities in improving consumer experience, churn reduction and operational efficiencies for clients. In energy, growth opportunities are in oilfield service segment in helping our clients become more efficient. In utilities, there is a high focus on regulation and compliance. Clients are also looking to simplify their operations to remain competitive. While overall discretionary spend is flat in Americas, in Europe there are challenges in both discretionary and non-discretionary spend.

Life Sciences clients are going through challenges due to reduced product differentiation and pricing pressures in the payer segment. Clients are focused on cost take outs, compliance and digital transformation. There is a significant reduction in overall discretionary spend. We expect our investments in domain solutions around clinical trial management system, regulatory submissions and digital marketing to generate opportunities for us. Our SAP-led transformation offerings strengthened by Lodestone acquisition, are providing us good traction in the market.

In the Growth markets there are client initiatives around lowering infrastructure cost through cloud adoption particularly in Australia while in China we are looking at more opportunities around consolidation of global operations. We also see uptick in deal pipeline in this unit.

Coming to BPO clients are focused on transformation of their business processes. We have seen a reduction in large multi-tower BPO deals. Deal pipeline has improved year on year though decision cycles are long. Trends are mixed and vary by industry within BPO with banking having seen an improvement while manufacturing and telecom have seen a dip.

Finacle’s exposure to be discretionary budgets in the banking industry has led to another tough quarter with discretionary spend being impacted by pressure on bank margins and reduced budgets. We see steady investments being made in channel modernization, compliance, payments and mobility. Client demand is focused on step change rather than large scale transformations. While we have seen pick up in momentum in some of the western European countries, decision cycles remain protracted and cost reduction continues to be strongly empathized within banks.

I will now hand over to Rajiv to talk about financial highlights.

Rajiv Bansal

Thank you Pravin. I will take you through the financial highlights. Our first quarter revenue was at $ 2.133 bn as against $ 2.092 bn last quarter which is a sequential growth of 2%. Our services revenue for the quarter grew by 2.5%. In constant currency, the growth was 1.5% for the company. In INR term, revenues were at Rs. 12,770 cr, a sequential decline of 0.8% primarily because of rupee appreciation.

We have seen a volume increase sequentially by 2.9% which is significantly higher as compared to the last two quarters and gives us confidence for the subsequent quarters. Onsite volumes increased by 2.2% and offshore volumes increased by 3.2% for the quarter.

During the quarter we added 61 new clients the net client addition of 20. Our gross margins for the quarter were flat at 37%.

As you may be aware, under the new Companies Act, the company is required to provide justification if the useful life of fixed asset is different from what is prescribed in the Companies Act. Historically we have had different useful life of the fixed assets. During the quarter in compliance with the Companies Act, we carried our external assessment of the useful life of our assets. I had mentioned this in our recent AGM speech that we are in the process of reevaluating our useful life of assets. The external assessment covered building, computer equipment and furniture and fixtures since these assets accounted for 83% of our depreciable asset base as of March 31, 2014. The external valuer determined the useful life of furniture and fixture to be 5 years, the useful life computer equipments to 3 to 5 years and useful life of buildings to be at 22 to 25 years. Had the company continued to with the previously assessed useful life the charge for depreciation would have been higher by Rs. 136 cr for assets held at April 1, 2014. Hence the change in useful life has a positive impact of 110 basis points on our operating margins.

You may recall that at the beginning of the quarter, we had stated that our operating margins for the quarter would drop by 200-250 basis points due to impact of salary increases, visa cost and rupee appreciation. During the quarter, the impact was offset by 3.4% improvement in the utilization and change in estimated useful life of asset limiting the operating margins decline to 40 basis points.

The average dollar-rupee rate during the quarter appreciated by 2.9%, however some of the impact was offset by cross currency which moved in our favor. We also spent Rs. 48 cr during the quarter on activities towards Corporate Social Responsibility and contributed the same to Infosys Foundation.

Other income for the quarter was at Rs. 829 cr which included forex gain Rs. 129 cr. Yield on other income was at 9.42% during the quarter. We have outstanding hedges of $ 1.034 bn as of June 30, 2014. Our effective tax rate for the quarter is at 28.6%.

Net margin for the quarter is at 22.6% as compared to 23.2% in the previous quarter. EPS is at Rs. 50.51 as compared to Rs. 52.36 last quarter. Our cash and cash equivalent including available-for-sale assets and certificate of deposits were at Rs. 29,748 cr as of June 30th, 2014. This is after payment of final dividend including dividend tax of Rs. 2,877 cr during the quarter. DSO has marginally gone up to 66 days on a consolidated basis compared to 62 days in the previous quarter.

Coming to the guidance, we have retained our guidance at 7%-9% in dollar terms for FY 15 and 5.6%-7.6% in INR terms. This is based on what we have achieved in Q1 and what we expect for the next 3 quarters.

With that I will throw the floor open for questions.

Moderator

Thank you very much sir. Ladies and Gentlemen we will now begin the question and answer session. Our first question is from Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Shibu, you will be missed here. I guess my first question is around operating margin. Last quarter you said for FY 15 it would be about same for FY 14, but you had a particularly strong quarter with utilization. Should we be thinking of a higher margin outlook for this year?

S.D. Shibulal

Actually as Rajiv has said, we have got a benefit from the reduction in depreciation of 110 basis points and also benefit from the utilization. But as you can see our utilization is near an all-time high and this is the time for us to also look at investments in our business. As and when investments are required, we would make it. It is actually good to be in this position where we have the flexibility to make those investments. We are expanding in newer areas, for example the infrastructure management service grew by 13%, quarter-on-quarter this quarter. We are winning deals in mobility, in social. All of this will require us to make investments and so we will make those investments. I will not change the color on the margin at this point in time.

Edward Caso

Can you update us on your BPO business. I see that you have increased your headcount or continue to increase your headcount. What are you seeing, how is that market, how are margins? Thank you.

S.D. Shibulal

Let me request Gautam to answer that.

Gautam Thakkar

Hi, this is Gautam. Yes, we have increased our headcount. I think typically the way our business grows, is that we tend to book business in the third and fourth quarter and we start seeing transitions in the second and third quarter of most fiscals. If you recall Q4, we actually grew by almost 6% in the quarter. So that is how our transition actually grows. That continues to be the focus area for us and last year from a BPO standpoint we grew 14% on a statutory basis. As Pravin mentioned, there are challenges in certain sectors but overall I think it is looking alright, right now.

Edward Caso

Last question on your successful outsourcing wins, have they been new opportunities or have they been takeaways from others on renewals. Thank you.

S.D. Shibulal

Some of it has always been renewals but otherwise I tend to believe that these are all new opportunities. We also participate in consolidations which happen in the industry and gain from wins, often from smaller players.

Moderator

Thank you, our next question is from Ankur Rudra of CLSA, please go ahead.

Ankur Rudra

Thanks. Congrats on the strong margins in the quarter. Shibu, congrats and thanks for your seasoned stewardship in these challenging times. To begin with you highlighted the challenges the company faced and you helped them recover. In your view what are the remaining challenges facing the firm in the next few years?

S.D. Shibulal

So, while I said all of those things, we are yet to reach the industry average growth. The aspiration for Infosys has always been to have superior financial performance which is at least industry average growth and one of the leading margins. While we have addressed the internal challenges which we faced, which were unfortunate, we are yet to reach those goals. Growth remains the first priority for us. The foundation has been laid, but we need to continue to capitalize. Our growth rate double year-on-year last year. We need to continue this journey and build on the foundation which we have laid. One other tactical challenge which we have of course is attrition which we talked about. We are addressing it in multiple ways. It is also a reflection on the demand environment because there is demand in the industry for good talent and we have good talent. Our talent is probably one of the best in the industry. We have the longest training program. We have the leadership institute, we have management development program, so there is demand in the industry and we have good talent. It is a very good position to be in but it has its downside. So, we are doing multiple interventions to arrest our attrition and move it downwards, so that is another challenge.

Ankur Rudra

You mentioned that you have won five large deals in the quarter; the TCV seems to be in line with what we have been winning for the last I think four or five quarters. Any sign of this size going up, is it a function of how much you are investing in the sales teams going after the large deals here.

S.D. Shibulal

It is definitely a sign of focus. I think winning these large deals is all about customer specific solutions because today when clients look at us, they are looking for a solution which will specifically address their needs and also specifically give them higher return on investment in their situation. It is a reflection of our focus and more importantly I want to say that the TCV has gone up, quarter-on-quarter. If you look at Q1 of last year, we won $ 550 mn, Q2 $ 450 million, Q3 $ 500 million, Q4 $ 700 million and Q1 $ 700 million. The TCV has been going up quarter-on-quarter. I just want to add one last sentence. It is not right to look at these things on a quarter-on-quarter basis because one deal moving from 31st to 1st will make a difference in that quarter. If you look at on a half yearly basis, it has definitely have gone up.

Ankur Rudra

Lastly on retail, are we back to business as usual now after the challenges in the last quarter. Thanks.

S.D. Shibulal

So let me request Sandeep to answer that.

Sandeep Dadlani

Retailers are recovering from what was a terrible January-February-March quarter. I think April had some hangover of that as well but May and June have seen positive same store sales. I don’t think they are out of the woods yet. We see a mixed bag. There is still maniacal cost cutting going on and vendor consolidations going on but at the same time there is clear realization that technology is going to be the way out for them. There is significant increase, as we see, in spending in demand around the digital transformations, much more spending, much more openness to adopting cloud and infrastructure consolidation and also a lot of focus on analytics and BI. So yes, we had a decent quarter this time as well for retail and I am very hopeful that this trend will continue going forward.

Moderator

Thank you. Our next question is from Nitin Mohta of Macquarie. Please go ahead.

Nitin Mohta

My question was more on the demand front. The growth in the quarter was slightly muted versus the expectation. If I had caught the opening remarks correctly, there seems to be challenges in part of banking vertical, as well as discretionary and non-discretionary in Europe. The question is, are there downside risk even towards the lower end of the guidance and if not what is the right way to think about, where can the upside come from?

S.D. Shibulal

As we have said in the past our guidance is the statement of fact as we see it today. It is definitely a range 7% to 9%. We have looked at the current quarter’s performance. We have seen strong volume growth this quarter - 2.9% and we have also looked at the next three quarters and what we have seen in our client base because our clients determine our lives and our growth. We felt comfortable about retaining the guidance at 7% to 9%. The large deal wins which we had this quarter of $700 mn, a big part of that is new wins. That should yield results, provided they ramp up as planned. For example this quarter we saw our infrastructure business going up by 13% because the wins which we had in the previous quarters ramped up as we planned. Looking at all of these things, we believe that the guidance at this point should be 7% to 9% and as I said it is a range.

Nitin Mohta

If I can squeeze a second one on the attrition side, the quarterly annualized numbers still continues to be very high. We did catch your comments on the steps that you have taken but if we can get more idea on how the attrition trend across ranks to get the sense, if these exits are really hurting the company, and how fast can this be reversed.

S.D. Shibulal

There is seasonality to attrition. Q1 is the quarter in which we see higher attrition. If you look at the year-on-year over the last many years, you will see that there is seasonality to attrition. In Q1 the attrition goes up by approximately 2% to 3% because of higher education. So that is number one. But I agree with you that this quarter that the base itself is high. So the 3% added to that one. We have done a number of things and there are many more things which we have not talked about. We have reduced the variability to our compensation structure. We have increased the number of promotions. This quarter alone we did 7,500 promotions. We have created a ‘tech’ stream. We have created a ‘fast track’ stream. We are communicating constantly with our employees and all those things we have been doing. We are expecting that these things will yield results and attrition will start trending downward.

Nitin Mohta

Across the employee pyramid, in terms of what experience bucket are we really seeing the maximum impact?

S. D. Shibulal

Let me request Tan to respond to that.

Srikantan Moorthy

This is Tan. So correlating with where the increase in attrition is coming from, the increased numbers are primarily in the people who have about 6 months of training with us and 2-2.5 years of experience with the firm which are the people that are not only the prime target for others, but also the ones that go for higher education. That really is the big bucket where we are losing. Some of these interventions, for example at that level we actually made variable component of their compensation zero so that there is no issue on predictability on that compensation. That is an example of what we have done to address that. Reskilling, recruiting more people at those levels are things that we can do to fill in the gap. But that is the area where we are losing the most.

Moderator

Thank you. Our next question is from Viju George of JP Morgan. Please go ahead.

Viju George

All the best to you Shibu for the future. My question really relates to attrition, just following on from the previous question. You have been now at it for a bit in terms of trying to control your attrition. Why is it that the attrition controlling measures have not had a desired impact? A peer of yours did have elevated attrition in the quarter and said that they are putting in place attrition controlling measures and we saw an immediate 200-300 basis points decline in quarterly attrition in following quarter. So I am just trying to understand why is it that Infosys has been having this issue for a bit, but there has been no relief on this front?

Srikantan Moorthy

This is Tan again. So if you look at attrition and the factors that have contributed to this attrition and this has come both from what we have seen and the input that we have got from our people. There are really 3 or 4 factors. One is the career opportunities for individuals, second is the predictability on career movements, third is the predictability on their compensation calendar and fourth of course is the engagement with them. The fourth is addressed through multiple channels of communication. If you look at the first three, while we have done two aspects which are bring about predictability by publishing a calendar, announcing quarterly promotions and following it through with two quarterly promotions already - one in Q4 and one in Q1 and on the compensation front, the two compensation changes that happened over the last 12 months. The big part is about career growth and career growth is directly linked to firm growth and that linkage will continue. That is where as we grow as an organization, the career opportunities will come. If you look at people for example the ones that might leave us this quarter, these are not people that have made a decision this quarter. These are people that have made a decision 1 or 2 quarters ago and therefore interventions to yield results in one quarter, does not correlate which is why we are expecting that the interventions which we have put in place will have an impact over a period of time. That has to be followed with organizational growth as well for us to bring this down consistently over a period of time.

Viju George

Just one follow up question. If I am trying to see how you look at your guidance and I want to look at some of the leading indicators in terms of hiring and I am not seeing that happen. Yet your utilization is now close to 80% and you are having this kind of attrition. So how we are going to sort of meet the guidance if we do not see the corresponding action over the supply side either in terms of managing attrition or in terms of hiring?

S. D. Shibulal

This is Shibu. Number one, I want to point out that the utilization including trainees is considerably lower. It is 74.8% that means we have 6% of our people in training and they will come out into the system in this quarter and next quarter, that is number one. We have also made large number of offers in the campus. We have made 22,000 offers in the campus. So there are two points. Number one, the utilization including trainees is considerably lower at 74.8%. We have given offers in the campus and we also do limited lateral recruitment. That should address the need for people in the system.

Moderator

Thank you. Our next question is from Mitali Ghosh of Bank of America. Please go ahead.

Mitali Ghosh

Congratulations on the tight executing during the quarter. Just on that, in the last earnings call Rajiv, you hoped to hold FY15 margins broadly in line with FY14. So is there any update there given the beat on one hand and of course investments planned on the other and if you could also perhaps call out the impact of visas this quarter?

Rajiv Bansal

The margins have been better than what we had expected at the beginning of the quarter primarily because utilization has improved dramatically for us and also because of the change in estimated life of our fixed assets that I spoke about. The rupee appreciation to a large extent was negated by the cross-currency movements which were in our favor. Having said that, I think all the cost optimization initiatives which were taken over the last couple of quarters, have actually improved our cost structures which gives us the confidence to invest going forward. You get more confidence to invest in the future once your cost structures are set right. With a bad cost structure, your ability to invest was very limited. I think today we are very confident about our cost structures since they are actually in good shape. We have the ability to invest for the future. Our utilizations have reached a point where it would start hurting the growth and the demand if it starts coming up. I think we have to continue to look at investing in the future. Accelerating our growth is our priority. Moment the growth comes up, it would be much easier to maintain our margins at a certain level. Having said that, you would continue to see margin volatile on a quarter-to-quarter basis depending on the need to make investments. As I said, we are very focused on our revenue growth. We have to get our growth back. We have to get industry leading growth and for that we would be investing, if need be. So I would expect the margins for this year to be in the range of guidance that we had given, would be in the narrow band of what it was last year. I do not expect margin increase dramatically in this financial year in spite of all the changes which have happened in spite of cost structure change, barring the impact of depreciation which is kicked in from this quarter. I would still say the priority remains investing in the future, investing for the growth and ploughing back the benefits into business and the employees.

Mitali Ghosh

Just to make sure I understood that correctly, so you are saying that for the full year one should broadly expect flattish margins year-on-year excluding the beneficial impact of depreciation change.

Rajiv Bansal

Yes, I would say so.

Mitali Ghosh

And just on the revenue outlook, if you could update us on the increase in the pipeline since April and also the kind of trends in appetite for discretionary spending. Then if you could give any color on how you expect revenue growth to trend across the quarter.

S. D. Shibulal

Our pipeline is largely stable. We have seen marginal improvement in our pipeline and our pipeline today consists of a balanced portfolio. We have fairly large number of large opportunities. As we have said in the past at any point in time we take somewhere between 10 to 12 large opportunities. These are long incubation opportunities, so they take time to close. If you look at this quarter, our CSI business also has grown quarter-on-quarter. Our onsite volume has grown which is a good sign because that shows that we are starting new projects. Usually when new projects get started, our onsite volume goes up and subsequently it shows up in the offshore volume. So as I said, our pipeline is stable with a marginal improvement. I am going to give it to Pravin to give a bit more color on this.

Pravin Rao

Overall across the industries, one thing is very clear is that there is a tremendous focus on taking cost out. That also creates opportunities in terms of vendor consolidation, large outsourcing, infrastructure modernization and so on. The savings are being ploughed into discretionary spend and in some sense we are seeing uptick in the discretionary spend, though it varies from vertical-to-vertical and within a vertical, the nature can be different in sub-segments. Like for instance when I talked about earlier, in Manufacturing, in auto Segment, we are seeing good uptick but at the same time in aerospace the growth is challenged and consequently discretionary spend is also curtailed. It varies from sector-to-sector and sub-segment, but in general more and more investment across the board is in the areas of digital transformation, in the areas of ERP, in terms of standardization, multi-country roll outs, in the areas of analytics and also in the areas of cloud adoption. Relatively when compared with what we saw in the beginning of this quarter getting into the next quarter, our pipeline is better than what we saw earlier and at least we have greater comfort in the pipeline with some of the discretionary spends coming back. But the nature of the discretionary spend is different. We are no longer seeing the mega, large transformation programs. We are seeing discrete programs and executed more in an agile and in iterative manner.

Mitali Ghosh

Just lastly could you update us on the staffing situation, you had referred to skill mismatch in the last quarter. Is that sorted and is the subcontractor proportion likely to remain stable from here? That will be my last question. Wish you the very best Shibu

S. D. Shibulal

Thank you. From a skill mismatch perspective, we have done many things. We have started new training programs for our people. We have also set up universities and labs. We have set up a lab to train our Infrastructure Management staff in Mysore. We have done such things to bridge the skill gaps. Bridge academies have been set up to train people on multiple technologies. On the subcontractor expenses, it is important to remember that it also will reflect growth. As an organization, we are always prepared to take up any opportunity which comes our way from our client side. That is what we need to do, that is what we are prepared to do. That will occasionally require us to increase the subcontracting because on day one we may not have all the talent. So while the subcontractor expenses have stabilized, I just want to point out that if we get an opportunity for higher growth, we will definitely go for it and in some situations, that will reflect in other contractor cost.

Moderator

Thank you. Our next question is from Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

Your segmental profitability seems to have been driven largely by Europe this quarter while your other segments having come down. Could you explain to us what really happened because a lot of the margin improvement seems to have come from there?

Rajiv Bansal

I think these are quarterly movements, these are not secular trends. A lot would depend on which projects and which clients are seeing ramp ups and ramp downs. This quarter the ECS margins have declined and India margins have declined, but there is no clear secular trend in terms of margins being driven by Europe or North America. This quarter, North America has seen good growth. Europe is marginally down. On the margin front, I think pricing strategy is dependent on the client, the industry and the geographies. To that extent you would have seen the difference in the profitability depending on the vertical and geographies that we operate in, but nothing that you should read too much into the quarterly numbers.

Diviya Nagarajan

Till last quarter, you also used to give us the consolidated volume effort mix and volumes. Could you give us that number for the quarter if you do not mind because this quarter we think you have only given the IT Services?

Rajiv Bansal

The IT Services volumes are more relevant for the way we look at our business, the way we would want to communicate because that really shows the momentum in the business. Product business is a completely different business and the BPO business is a different business dependent on their needs. It does not make sense in giving a consolidated volume picture because BPO has a different lifecycle of projects, different kind of demand environment, different kind of a hiring pattern, different kind of attrition. The Product is a very lumpy business. It is more licensed revenue. I think the right numbers would be to see the IT Services because that is the kind of homogenous mix of business and that actually shows how our future is looking.

Diviya Nagarajan

Thanks. Most of my other questions have been answered. Thank you so much. Wish you all the best Shibu

S. D. Shibulal

Thank you

Moderator

Thank you. Our next question is from Yogesh Agarwal of HSBC. Please go ahead.

Yogesh Agarwal

In the last 10 quarters, the client additions have been pretty strong but the revenue per client has continued to fall. If you can just provide some color on that. How does it fit in context to the growth strategy because Shibu in your comments you mentioned that the client satisfaction remains high, but mining has been weak. Is it related to attrition or are there any other factors?

S. D. Shibulal

So I think we are interlinking multiple things. #1 our addressable market is Fortune 2000. That is a market which we are going after and we have learned multiple times over the last 10 years that it is important to have a very diverse set of clients in our portfolio. If you look at our top 5, top 10, top 25 clients they have been giving us approximately the same percentage of revenue over the last few quarters. Also there is some seasonality. I have seen that in certain quarters the top 10 will grow, in certain other quarters the remaining will grow. These are all not secular trends. We have been very focused on adding clients because we wanted to diversify our client base. We wanted to add large number of clients to our base.

#2. When you add a new client it is very rare that we add a new client in a big bang manner, not that we do not, we sometimes do. In fact I can clearly remember the situation in the last 1-1.5 where we have added clients in a big bang approach. Harley for example is a publicly announced client where we added the client in a big bang approach. Whereas in many situations we start our relationships small, we mine them over a period of time and that is how most of our strategic partnerships have been built. I would not read anything in to this. I think I will only be positive saying that we are adding a large number of clients and the mining will take time but we will mine them and results will come. So that is my answer to that question.

Moderator

Thank you. Our next question is form Sandeep Muthangi of IIFL. Please go ahead.

Sandeep Muthangi

Good job on the margins. It is good to see that some of the cost initiatives are paying off. My question is primarily on the guidance part. I look at the guidance in the usual CQGR arithmetic, it does imply a significant acceleration especially if I look at the top end. This is in contrast to what happened last year. I am also comparing the commentary on the pipeline and TCV etc., which are not showing significant acceleration. So my question would be for you to highlight some of the details that are there in the guidance in terms of where the acceleration is coming from, how do you think the growth across the quarters will be panned?

S. D. Shibulal

As I said guidance is a statement of fact as we see it today. When we entered the year, we had given a guidance of 7% to 9% and we are continuing to believe that we will be able to do that 7% to 9%. It is a range. 7% to 9% is a range. At the lower end of the range, we need to do 2.2% quarter-on-quarter for the next three quarters. If you look at last year our average for the quarter-on-quarter growth between Q2 and Q4 was 1.7%. So it is not that different even if I look at last year. 2.2% quarter-on-quarter does not mean that every quarter will be 2.2%. Usually Q2 is our stronger quarter which means that we will see an uptick in Q2 generally which we have seen in the past. That is for the lower end.

For the upper end we need to do 3.5% quarter-on-quarter. It does not mean that every quarter has to be 3.5%. As you can see, I have said that the pipeline is stable with a marginally uptick. This quarter while we have grown revenue at 2%, our volumes have gone up at 2.9%. Onsite volume went up by 2.2% and offshore volume went up by 3.2%. The onsite volume of 2.2% means that we have new project starts and that is a positive sign. We do have large deal wins this quarter. So that should give us some revenue in the coming quarters. When you win large deals in the beginning of the year, there is a potential realized revenue from those deals in the year itself.

So all of these factors are considered in to the guidance of 7% to 9%. At this point in time looking at that Q1 performance not only from revenue but from a volume perspective. Please remember our guidance is our guidance and it is related to our clients. We are looking at all those factors and we felt that we are comfortable with a range of 7% to 9%.

Sandeep Muthangi

Thanks Shibu. I have just one more question. And this is on the support and sales headcount. As you know it has been falling for some time and this quarter also it has not increased materially. In fact it is down some 5% to 6% from the peak. Now what are the kind of cost cuts that would have happened here and what is the outlook going forward when you are talking of accelerating investments, etc.?

S. D. Shibulal

So there has been no cost cut in sales. We have had performance-based separations which we have always had in the past. The attrition of the corporation itself is slightly higher than where it should be. There have not been cost cuts. The implications are based on attrition as well as performance-based separations. As I have said in the past during tough times performance become even more important, so we definitely have performance-based separations during the last two-three quarters. There are investments going in to sales. In fact we are recruiting 300 people in sales from the best universities in the world. We have gone to 41 universities. We are also adding 150 account managers into sales. 300 people are coming from universities. Out of that 172 offers people have joined and they are undergoing training. They will come in to the system. We are also bringing in 150 account managers. Many of them are coming from our production side into sales. We are continuing to invest in sales rather than having cost cuts. The numbers will show up.

Rajiv Bansal

I just want to add to the previous question. During the quarter, our sales headcount ratio has gone up. What we have reported sales and support put together which has shown a marginal increase but during the quarter as we said we are actually investing in sales. We have added more people in sales and sales headcount has actually gone up during the quarter.

Moderator

Thank you. Our next question is from Ravi Menon of Centrum Broking. Please go ahead.

Ravi Menon

Couple of questions. One, on the Infrastructure side. If you could give me some color on what sort of deals, that will be great? And secondly, the $ 700 mn TCV what will be the largest deal that you have within that?

S. D. Shibulal

The 700 mn TCV will be anywhere between $50 mn to $150 mn range. I do not have it in front of me but that is what I have seen in the past. I will ask Vishnu to answer regarding the questions on Infrastructure Management.

Vishnu Bhat

This is Vishnu. On Infrastructure Management side, we are seeing growth in areas of data center modernization, data center management, transformation and so on, primarily driven by some of the large deals. As Shibu was saying earlier that we closed large deals earlier and we have been able to ramp them up. At the same time we are also seeing opportunities and growth in end user computing and management of end user computing as well as database support and so on and so forth. So this is a combination of several growth areas across the Infrastructure stack right from storage compute networks and end user computing and that is really where we are seeing diversified growth across the portfolio.

Ravi Menon

Would you say that this area is more amenable to extreme automation and shared services models, more non-linear than the traditional business?

Vishnu Bhat

What we are seeing is that as we have been evolved in several modernization activities and transformation activities, we do see growth in areas of automation – extreme automation, cloud-based management, and really bringing a Cloud eco system to bear. This entire journey of modernization and transformation as I was talking about includes extreme automation bringing private clouds to life and elements of cataloging and self-service as well. Across the board, the portfolio across the stack as well as in terms of industrializing existing operations, modernizing assets to new-age infrastructure as well as digitizing the ecosystem leveraging Cloud and Cloud-based technologies.

Moderator

Thank you. We will take our next question from Sandeep Shah of CIMB. Please go ahead.

Sandeep Shah

I was just looking at the growth within our top client. This is the third consecutive quarter of 3% to 4% Q-o-Q decline. It looks like may not be a quarterly aberration. Can you give us some update regarding the same?

Rajiv Bansal

As I said you would see movements in all these segmentation on a quarter-to-quarter basis. There would be a churn in top clients because some of our top 10 clients will move out of the list and some which are in 11-20 will come in top 10. So I think it would not be appropriate to look at on a quarter-to-quarter basis but I think it will be better to look at on an LTM basis on how the movement is. We are seeing good opportunities in our top clients, we are seeing good demand and good pattern in top clients and I think that is more important to track.

Sandeep Shah

And sir, just last question in terms of sorry to stress again on the attrition but if I look into the employee base on a YoY basis and looking to our comments that first quarter has a seasonality of attrition going up, with no major change on a YoY basis on the employee base, the attrition on annualized basis has actually inched up on a YoY basis also. Apart from the higher education and the salary issue, do you believe are there any one or two more concerns and do you believe the intensity of the poaching from the competitor has gone up?

S. D. Shibulal

As I said attrition is also a reflection of the environment. When there is a demand in the environment and you have talent which is some of the best in the industry, it does have an implication, there is no doubt. We have addressed most of the concerns our employees have raised. Our employees had raised concern on the structure of the variable compensation, raised concern on some of the predictability issues and career growth. We have addressed all three of them. In fact I articulated all of them very very clearly. So we are hopeful that the attrition will trend downward.

Sandeep Shah

Sir, just follow up if I can. Whenever like employee moving to a competition, do you believe is it the career profile which is attractive or is it still the pay package despite we have two rounds of wage inflation in one year as well as two consecutive promotions?

S. D. Shibulal

No. I think in today’s world the employees are also little restless because not everyone but more percentage of employees want to experience different things. That sometimes leads to employees looking at other opportunities. From the compensation perspective, I believe that we are paying market compensation. I am very, very clear that in some situations, we are paying above market compensation. The remaining concerns of variable compensation predictability, career growth, technology stream, fast tracking, high performance opportunities, all of those we have addressed.

Moderator

Thank you. Ladies and gentlemen, that was our last question. I now hand the floor back to Mr. Sandeep Mahindroo for closing comments.

Sandeep Mahindroo

We want to thank everyone for joining us on this call. I would like to pass on to Shibu.

S. D. Shibulal

So as I said in the beginning this is the last time I will be speaking on this platform. I have interacted with all of you for many, many years. Over the last 17 years I have had numerous interactions with all of you. I just want to thank you for your trust, your affection towards me and Infosys and for all the kindness which you have shown to me during this long period. Thank you very much.

Moderator

Thank you. On behalf of Infosys that concludes this conference. Thank you for joining us and you may now disconnect your lines.